QT Imaging Holdings, Inc.
c/o DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105-2933
(415) 836-2533
February 3, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Re:	QT Imaging Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-284317
Acceleration Request
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, QT Imaging Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, February 5, 2025, or as soon thereafter as practicable.
Please notify Elena Nrtina, counsel to the Company, at (415) 836-2533, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Dr. Raluca Dinu
Name: Dr. Raluca Dinu Title: Chief Executive Officer